FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 11 April 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

11 April 2017, London, U.K. GlaxoSmithKline plc Change to financial reporting framework

GSK keeps its financial reporting framework under regular review to ensure that it remains current and in line with both the latest regulatory requirements and developing best practice within the Pharmaceutical industry. As a result of its latest review, GSK will be making the following change to its financial reporting from Q1 2017.

Core results will be renamed Adjusted results and will include 'ordinary course' legal charges

Treatment and reporting of legal charges
From Q1 2017, only Significant legal charges and expenses will be excluded in order to present Adjusted results. All other legal charges and expenses will be included in Adjusted results. Significant legal charges and expenses are those arising from the settlement of litigation or a government investigation that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy legal matters. Any new Significant legal matters excluded in order to present Adjusted results will be disclosed at the time.

Revised Adjusted results
The tables below set out revised reconciliations of Total to Adjusted results, the Adjusted profit and the segment profits for the quarters of 2016 and full year 2015 on the basis that the change described above had taken effect in those years. The impact of this change would have been to reduce the amount of legal charges excluded in arriving at the Adjusted pre-tax profit by £100 million in 2016 and £70 million in 2015.

Ongoing legal charges and expenses for the full year 2017 are expected to be at broadly similar levels to 2016 and 2015, and so this change is not expected to affect the Group's previously announced guidance for 2017 or the Group's outlook for the five-year period 2016-2020, provided to investors in May 2015.

Historic Adjusted results will be revised for this change to ensure comparability of future Adjusted results with prior periods. An Excel version of this data is available on www.gsk.com.

Presentation of Total and Adjusted results
GSK will continue to present Total results before Adjusted results and provide a reconciliation between the two. Charges and expenses arising from Significant legal matters will be aggregated into this reconciliation and reported in a new column, 'Divestments, Significant legal charges and other items'.

The Remuneration Committee will consider the impact of this change on outstanding and future incentive awards for senior executives, to ensure that performance continues to be assessed on a fair basis.

Adjusted results will now exclude the following items and their tax effects:

●            amortisation and impairment of intangible assets (excluding computer software) and goodwill;
●            major restructuring costs, including those costs following material acquisitions;
●            transaction-related accounting adjustments for significant acquisitions;
●            Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and
●            other items, including disposals of associates, products and businesses, and other operating income other than royalty income.

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sarah Webster	+44 (0) 20 8047 0246	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The information for 2015 and 2016 has been derived from the full Group accounts published in the Annual Reports 2015 and 2016.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Assumptions related to 2017 guidance and 2016-2020 outlook
In outlining the expectations for 2017 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period. The Group's expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched since 2013 includes contributions from the current pipeline asset Shingrix.  This target is now expected to be met up to two years earlier. The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group's revenue and earnings expectations assume no material interruptions to supply of the Group's products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group's shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment.

The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020. Material costs for investment in new product launches and R&D have been factored into the expectations given.  The expectations are given on a constant currency basis and assume no material change to the Group's effective tax rate.

Cautionary statement regarding forward-looking statements
The Group's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents that it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and shareholders and investors are cautioned not to place undue reliance on the forward-looking statements.
Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Principal risks and uncertainties' on pages 253-262 of the GSK 2016 Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge of and information available to the Directors on the date of this report.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Reconciliations between Total and Adjusted profit The revised adjustments that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	2016			Q4 2016

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	2,598	1,062	18.8	595	317	5.3

Intangible asset amortisation	588	458	9.4	144	117	2.4
Intangible asset impairment	20	15	0.3	29	21	0.4
Major restructuring costs	970	757	15.6	397	296	6.1
Legal costs*	62	59	1.2	12	12	0.3
Transaction-related items	3,919	3,480	61.6	862	716	11.6
Divestments and other*	(486)	(305)	(6.3)	(12)	(27)	(0.6)

	5,073	4,464	81.8	1,432	1,135	20.2

Adjusted results	7,671	5,526	100.6	2,027	1,452	25.5

Previously reported core results	7,771	5,615	102.4	2,062	1,483	26.1

	9 months 2016			Q3 2016

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	2,003	745	13.5	1,431	885	16.6

Intangible asset amortisation	444	341	7.0	165	121	2.5
Intangible asset impairment	(9)	(6)	(0.1)	(9)	(6)	(0.1)
Major restructuring costs	573	461	9.4	151	121	2.4
Legal costs*	50	47	1.0	46	43	1.0
Transaction-related items	3,057	2,764	50.0	799	722	13.2
Divestments and other*	(474)	(278)	(5.7)	(285)	(189)	(3.9)

	3,641	3,329	61.6	867	812	15.1

Adjusted results	5,644	4,074	75.1	2,298	1,697	31.7

Previously reported core results	5,709	4,132	76.3	2,319	1,714	32.0

	6 months 2016			Q2 2016

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	572	(140)	(3.2)	(151)	(492)	(9.0)

Intangible asset amortisation	279	220	4.6	135	105	2.2
Intangible asset impairment	-	-	-	-	-	-
Major restructuring costs	422	340	7.0	234	179	3.7
Legal costs*	4	4	0.1	13	14	0.2
Transaction-related items	2,258	2,042	36.8	1,798	1,629	29.9
Divestments and other*	(189)	(89)	(1.8)	(207)	(131)	(2.7)

	2,774	2,517	46.7	1,973	1,796	33.3

Adjusted results	3,346	2,377	43.5	1,822	1,304	24.3

Previously reported core results	3,390	2,418	44.3	1,831	1,312	24.5

	3 months 2016

	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	723	352	5.8

Intangible asset amortisation	144	115	2.4
Intangible asset impairment	-	-	-
Major restructuring costs	188	161	3.3
Legal costs*	(9)	(10)	(0.2)
Transaction-related items	460	413	6.9
Divestments and other*	18	42	0.9

	801	721	13.3

Adjusted results	1,524	1,073	19.1

Previously reported core results	1,559	1,106	19.8

	2015

	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	10,322	8,372	174.3

Intangible asset amortisation	563	402	8.3
Intangible asset impairment	206	156	3.2
Major restructuring costs	1,891	1,455	30.1
Legal costs*	151	147	3.0
Transaction-related items	2,238	1,886	28.8
Divestments and other*	(9,712)	(8,373)	(173.1)

	(4,663)	(4,327)	(99.7)

Adjusted results	5,659	4,045	74.6

Previously reported core results	5,729	4,098	75.7

*Going forward, charges arising from Significant legal matters will be aggregated into 'Divestments and other', which will become 'Divestments, Significant legal charges and other items', in the Total results to Adjusted results reconciliation.

Adjusted operating profit and margin

Adjusted operating profit and earnings per share

	2016			Q4 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%

Turnover	27,889	100	6	7,586	100	3

Cost of sales	(8,351)	(29.9)	5	(2,195)	(28.9)	(2)
Selling, general and administration	(8,797)	(31.6)	2	(2,464)	(32.5)	(1)
Research and development	(3,468)	(12.4)	3	(1,017)	(13.4)	6
Royalty income	398	1.4	16	117	1.5	22

Adjusted operating profit	7,671	27.5	14	2,027	26.7	15

Adjusted profit before tax	7,024		16	1,858		18
Adjusted profit after tax	5,526		13	1,452		10
Adjusted profit attributable to shareholders	4,889		12	1,240		9

Adjusted earnings per share	100.6p		11	25.5p		9

Adjusted operating profit by business

	2016			Q4 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%

Pharmaceuticals	7,951	49.4	6	2,338	51.1	14
Pharmaceuticals R&D	(2,488)		6	(741)		14

Total Pharmaceuticals	5,463	33.9	6	1,597	34.9	14
Vaccines	1,454	31.7	38	284	25.0	41
Consumer Healthcare	1,116	15.5	42	274	14.6	5

	8,033	28.8	16	2,155	28.4	16
Corporate & other unallocated costs	(362)			(128)

Adjusted operating profit	7,671	27.5	14	2,027	26.7	15

Previously reported Pharmaceuticals operating profit	7,979	49.5	6	2,347	51.3	14

Previously reported Corporate & other unallocated costs	(290)			(102)

Adjusted operating profit and margin

Adjusted operating profit and earnings per share

	9 months 2016			Q3 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%

Turnover	20,303	100	7	7,542	100	8

Cost of sales	(6,156)	(30.3)	7	(2,289)	(30.4)	6
Selling, general and administration	(6,333)	(31.2)	3	(2,186)	(28.9)	5
Research and development	(2,451)	(12.1)	2	(876)	(11.6)	8
Royalty income	281	1.4	13	107	1.4	1

Adjusted operating profit	5,644	27.8	14	2,298	30.5	12

Adjusted profit before tax	5,166		16	2,144		14
Adjusted profit after tax	4,074		14	1,697		13
Adjusted profit attributable to shareholders	3,649		13	1,540		13

Adjusted earnings per share	75.1p		12	31.7p		12

Adjusted operating profit by business

	9 months 2016			Q3 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%

Pharmaceuticals	5,613	48.7	4	2,002	49.3	4
Pharmaceuticals R&D	(1,747)		3	(617)		11

Total Pharmaceuticals	3,866	33.5	4	1,385	34.1	1
Vaccines	1,170	33.9	37	647	40.1	30
Consumer Healthcare	842	15.8	56	301	16.1	28

	5,878	29.0	16	2,333	30.9	12
Corporate & other unallocated costs	(234)			(35)

Adjusted operating profit	5,644	27.8	14	2,298	30.5	12

Previously reported Pharmaceuticals operating profit	5,632	48.9	4	2,001	49.3	4

Previously reported Corporate & other unallocated costs	(188)			(13)

Adjusted operating profit and margin

Adjusted operating profit and earnings per share

	6 months 2016			Q2 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%

Turnover	12,761	100	6	6,532	100	4

Cost of sales	(3,867)	(30.3)	8	(1,931)	(29.6)	4
Selling, general and administration	(4,147)	(32.6)	3	(2,062)	(31.5)	(3)
Research and development	(1,575)	(12.3)	(1)	(800)	(12.2)	4
Royalty income	174	1.4	22	83	1.2	31

Adjusted operating profit	3,346	26.2	14	1,822	27.9	16

Adjusted profit before tax	3,022		17	1,657		21
Adjusted profit after tax	2,377		16	1,304		19
Adjusted profit attributable to shareholders	2,109		13	1,183		19

Adjusted earnings per share	43.5p		12	24.3p		18

Adjusted operating profit by business

	6 months 2016			Q2 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%

Pharmaceuticals	3,611	48.4	4	1,928	49.7	5
Pharmaceuticals R&D	(1,130)		(1)	(583)		9

Total Pharmaceuticals	2,481	33.2	6	1,345	34.6	4
Vaccines	523	28.4	47	270	28.1	39
Consumer Healthcare	541	15.7	76	238	14.1	>100

	3,545	27.8	18	1,853	28.4	16
Corporate & other unallocated costs	(199)			(31)

Adjusted operating profit	3,346	26.2	14	1,822	27.9	16

Previously reported Pharmaceuticals operating profit	3,631	48.6	4	1,931	49.7	5

Previously reported Corporate & other unallocated costs	(175)			(25)

Adjusted operating profit and margin

Adjusted operating profit and earnings per share

	3 months 2016

	£m	% of turnover	Growth CER%

Turnover	6,229	100	8

Cost of sales	(1,936)	(31.1)	12
Selling, general and administration	(2,085)	(33.4)	9
Research and development	(775)	(12.4)	(5)
Royalty income	91	1.4	16

Adjusted operating profit	1,524	24.5	12

Adjusted profit before tax	1,365		13
Adjusted profit after tax	1,073		12
Adjusted profit attributable to shareholders	926		6

Adjusted earnings per share	19.1p		6

Adjusted operating profit by business

	3 months 2016

	£m	% of turnover	Growth CER%

Pharmaceuticals	1,683	46.9	1
Pharmaceuticals R&D	(547)		(9)

Total Pharmaceuticals	1,136	31.7	7
Vaccines	253	28.7	56
Consumer Healthcare	303	17.2	59

	1,692	27.2	20
Corporate & other unallocated costs	(168)

Adjusted operating profit	1,524	24.5	12

Previously reported Pharmaceuticals operating profit	1,700	47.4	2

Previously reported Corporate & other unallocated costs	(150)

Adjusted operating profit and margin

Adjusted operating profit and earnings per share

	2015

	£m	% of turnover

Turnover	23,923	100

Cost of sales	(7,520)	(31.4)
Selling, general and administration	(7,977)	(33.3)
Research and development	(3,096)	(12.9)
Royalty income	329	1.3

Adjusted operating profit	5,659	23.7

Adjusted profit before tax	5,021
Adjusted profit after tax	4,045
Adjusted profit attributable to shareholders	3,605

Adjusted earnings per share	74.6p

Adjusted operating profit by business

	2015

	£m	% of turnover

Pharmaceuticals	6,443	45.5
Pharmaceuticals R&D	(2,168)

Total Pharmaceuticals	4,275	30.2
Vaccines	964	26.4
Consumer Healthcare	684	11.3

	5,923	24.8
Corporate & other unallocated costs	(264)

Adjusted operating profit	5,659	23.7

Previously reported Pharmaceuticals operating profit	6,466	45.7

Previously reported Corporate & other unallocated costs	(217)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 11, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc